ALPS Advisors, Inc.

1290 Broadway, Suite 1100

Denver, CO 80220

Re: Unencumbered 12b-1 Balances

Dear Sir/Madam:

ALPS Advisors, Inc. (“Advisor” or “you”), as a registered investment advisor under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as investment advisor to the Financial Investors Trust (the “Trust”), an investment company registered under the Investment Company Act of 1940 (“1940 Act”) with multiple series or portfolios (each a “Fund” and collectively the “Funds”). ALPS Portfolio Solutions Distributor, Inc. (“Distributor” or “us”) is a registered broker-dealer under the Securities Exchange Act of 1934 and a member in good standing of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and, pursuant to the Distribution Agreement with the Trust effective as of April 16, 2018, serves as principal underwriter for certain series of the Trust as defined in the Distribution Agreement.

One or more of the Funds have adopted a distribution and/or services plan pursuant to Rule 12b-1 under the 1940 Act (“Rule 12b-1 Plans”). Distributor receives and is responsible for disbursing payments under the Rule 12b-1 Plans to persons who are eligible to receive such payments. You have requested that Distributor remit to you any 12b-1 balances under the Rule 12b-1 Plans that are not otherwise paid to third parties or Distributor for its services as the Funds’ Principal Underwriter, if any (“Unencumbered Balances”). In connection with such request, you represent to us as follows:

1.      You are registered as an investment advisor under the Advisers Act and have a valid investment advisory agreement with the Trust with respect to each Fund.

2.      You provide or arrange for the provision of certain marketing and distribution-related services to Distributor and/or the Funds including without limitation providing employees to serve as registered representatives of Distributor in connection with sales of shares of the Funds, providing employees to serve as customer service representatives, preparing and printing prospectuses, shareholder reports and marketing materials, responding to requests for proposals, responding to press inquiries, and providing fulfillment services and other marketing support activities to Distributor and/or the Trust (collectively, the “Services”).

3.      You hereby represent and warrant to Distributor that (i) you have all requisite licenses necessary to perform the Services and receive, if any, Unencumbered Balances contemplated hereby, (ii) the terms of each Rule 12b-1 Plans permit payments to the Advisor and its affiliates in the manner contemplated by this Agreement, (iii) the terms of this Agreement and the receipt by you of an Unencumbered Balance, if any, shall be fully disclosed to the Board of Trustees of the Trust no less frequently that once per quarter, and if required by applicable law, such Board of Trustees has approved or will approve the terms of this Agreement, any Unencumbered Balances remitted to you and any other benefits to you and your affiliates that may arise from this Agreement and (iv) the amount of the Unencumbered Balances, if any, remitted to you are and will at all times be reasonable in relation to the Services provided to Distributor, the Trust and/or the Funds, and the Services are services for which the Unencumbered Balances may be used for pursuant to the Rule 12b-1 Plans.

4.      There is no assurance that in performing the Services that ALPS Advisors, Inc. shall receive any Unencumbered Balances given the uncertainty of the size or availability, if any, of the Unencumbered Balances.

5.      Attached as Exhibit A is a copy of the resolutions of the Board of Trustees of the Trust authorizing this Agreement and the retention by you of Unencumbered Balances certified by an appropriate officer of the Trust. To the Advisor’s knowledge, such resolutions are in full force and effect and have not been modified or rescinded.

6.      You understand and acknowledge that Distributor is relying on the foregoing representations and agree to notify Distributor immediately at the name and address set forth in the Distribution Agreement in the event that any of the foregoing representations are no longer true and accurate. In accordance with the terms and conditions herein, the Advisor shall assume responsibility for its compliance with applicable securities law and the authorization of the Trust with respect to any Unencumbered Balances.

Sincerely,

ALPS PORTFOLIO SOLUTIONS DISTRIBUTOR, INC.

By:
Title:	SVP – Director of Distribution

AGREED BY:
ALPS ADVISORS, INC.

By:
Title:	President

Exhibit A

WHEREAS:	The Board of Trustees (the “Board”) of Financial Investors Trust (the “Trust”), including each of the Trustees who are not “interested persons” of the Trust as that term is defined under the Investment Company Act of 1940, as amended (the “1940 Act”) has determined that:

(a)	one or more of the series of the Trust have adopted a distribution and/or services plan pursuant to Rule 12b-1 under the 1940 Act (each a “Plan” and collectively the “Plans”). ALPS Portfolio Solutions Distributor, Inc. (“APSD”) receives and is responsible for disbursing payments under Plans to persons who are eligible to receive such payments pursuant to an agreement executed between APSD and such third parties involved in the distribution and/or shareholder servicing of Trust shareholders;
(b)	in those circumstances where the aforementioned 12b-1 revenue is unencumbered by a third party or APSD, APSD wishes and ALPS Advisors, Inc. (“Advisor”) desires that APSD offset the cost of the Advisor’s activities primarily intended to result in the sale of Trust shares (“Services”) and the foregoing activities shall be in accordance with the applicable Plan; and
(c)	the Services to be provided by Advisor are necessary or desirable for the continued operation of the Trust and are memorialized pursuant to the unencumbered 12b-1 Agreement between APSD and Advisor (the “Agreement”)

WHEREAS:	There is no assurances that in performing the Services that Advisor shall receive any unencumbered 12b-1 revenue (the “Unencumbered Balances”) given the uncertainty of the size or availability, if any at all, of such Unencumbered Balances; now therefore be it:

RESOLVED:	APSD’s transfer of Unencumbered Balances, if any at all, available to Advisor shall be used to satisfy the fair and reasonable cost of such Services; and

RESOLVED:	That the appropriate officers of the Trust be, and hereby are, authorized and empowered to take all actions as they or any of them in his or her discretion, with the advice of counsel, may deem necessary or appropriate to implement the arrangements providing for payments under the Agreement in accordance with the terms thereof for services stated therein.

CERTIFICATION

The undersigned hereby certifies that she is the duly elected and acting Secretary of Financial Investors Trust (the “Trust”), and further certifies that the attached resolutions as set forth in Exhibit A are for the Unencumbered 12b-1 Agreement as amended and approved by the Board of Trustees on March 12, 2019.

By
Name:
Title:

Date: